Exhibit 99.2

Vitru Brasil Empreendimentos, Participações e Comércio S.A. Individual and consolidated interim financial statements
March 31, 2024 and 2023

Vitru Brasil Empreendimentos, Participações e Comércio S.A. Balance Sheets (In thousands of Brazilian reais - R$)

		Parent		Consolidated
	Note	03/31/2024	12/31/2023	03/31/2024	12/31/2023
ASSETS

CURRENT ASSETS
Cash and cash equivalents	6	803	1,065	9,149	12,971
Short-term investments	6	18,330	39,818	362,236	220,301
Trade receivables	7	35,657	34,509	217,713	235,560
Income taxes recoverable		5,106	5,698	7,899	2,300
Prepaid expenses	9	1,459	1,308	27,582	19,710
Receivables from hub partners	10	-	-	16,081	39,351
Other current assets		298	299	36,217	40,447
TOTAL CURRENT ASSETS		61,653	82,697	676,877	570,640

NON-CURRENT ASSETS
Trade receivables	7	4	6	74,900	69,127
Indemnification assets		-	-	26,087	28,426
Deferred tax assets	8	116,950	115,639	226,959
Receivables from hub partners	10	-	-	79,383	57,277
Other non-current assets		482	503	9,613	11,100
Investment in subsidiaries	11	5,115,282	5,011,079	-	-
Right-of-use assets	12	-	-	347,513	349,683
Property and equipment	13	-	-	203,957	205,852
Intangible assets	14	20,113	17,610	4,318,634	4,342,160
TOTAL NON-CURRENT ASSETS		5,135,881	5,146,148	5,175,726	5,290,584

TOTAL ASSETS		5,197,534	5,228,845	5,852,603	5,861,224

The accompanying notes are an integral part of the individual and consolidated interim financial statements.

Vitru Brasil Empreendimentos, Participações e Comércio S.A. Balance Sheets (In thousands of Brazilian reais - R$)

		Parent		Consolidated
	Note	03/31/2024	12/31/2023	03/31/2024	12/31/2023
LIABILITIES AND EQUITY

CURRENT LIABILITIES
Trade payables		5,259	6,421	117,321	111,726
Loans and financing	15	176,969	151,120	176,969	151,120
Lease liabilities	12	-	-	51,904	51,621
Labor and social obligations	16	18,355	28,215	93,731	90,426
Income taxes payable		-	-	3,188	-
Taxes payable		432	421	20,041	17,370
Prepayments from customers		2,001	1,902	48,356	45,331
Dividends payable	20	17,021	19,485	17,021	19,485
Other current liabilities		873	1,241	25,453	24,640
TOTAL CURRENT LIABILITIES		220,910	208,805	553,984	511,719

NON-CURRENT LIABILITIES
Loans and financing	15	2,102,699	2,030,699	2,102,699	2,030,699
Lease liabilities	12	-	-	277,234	276,213
Taxes payable		-	-	541	6,075
Deferred tax liabilities	8	603,322	730,896	603,322	730,896
Provisions for contingencies	17	-	-	39,976	41,878
Related parties	21	8,200	8,201	8,201	8,201
Other liabilities		12	11	4,255	5,310
TOTAL NON-CURRENT LIABILITIES		2,714,233	2,769,807	3,036,228	3,099,272

TOTAL LIABILITIES		2,935,143	2,978,612	3,590,212	3,610,991

EQUITY	18
Share capital		2,031,408	2,031,408	2,031,408	2,031,408
Capital reserves		47,779	43,605	47,779	43,605
Earnings reserves		183,204	175,220	183,204	175,220
TOTAL EQUITY		2,262,391	2,250,233	2,262,391	2,250,233

TOTAL LIABILITIES AND EQUITY		5,197,534	5,228,845	5,852,603	5,861,224

The accompanying notes are an integral part of the individual and consolidated interim financial statements.

Vitru Brasil Empreendimentos, Participações e Comércio S.A. Statements of profit and loss for the three-month period ended March 31, 2024 and 2023. (In thousands of Brazilian reais - R$)

		Parent		Consolidated
	Note	2024	2023	2024	2023
NET REVENUE	22	13,610	11,131	504,321	444,224

Cost of services rendered	23	(5,076)	(7,267)	(157,336)	(151,273)

GROSS PROFIT		8,534	3,864	346,985	292,951

General and administrative expenses	23	(24,127)	(19,870)	(60,061)	(54,083)
Selling expenses	23	(16,750)	(15,567)	(125,977)	(90,139)
Net impairment losses on financial assets	7	(3,930)	(2,872)	(58,029)	(47,677)
Other income (expenses), net	24	(1)	(14)	257	313
Operating expenses		(44,808)	(38,323)	(243,810)	(191,586)

Share of profits of subsidiaries	11	130,104	131,178	-	-

OPERATING PROFIT		93,830	96,719	103,175	101,365

Financial income	25	1,564	475	13,869	10,783
Financial expenses	25	(98,034)	(71,883)	(110,999)	(84,998)
Financial results		(96,470)	(71,408)	(97,130)	(74,215)

PROFIT (LOSS) BEFORE TAXES		(2,640)	25,311	6,045	27,150

Current income taxes	8	-	-	(14,315)	(4,070)
Deferred income taxes	8	10,624	31,482	16,254	33,713
Income taxes		10,624	31,482	1,939	29,643

NET INCOME FOR THE PERIOD		7,984	56,793	7,984	56,793

Basic and diluted earnings per share (R$)	19	0.00	0.03	0.00	0.03

The accompanying notes are an integral part of the individual and consolidated interim financial statements.

Vitru Brasil Empreendimentos, Participações e Comércio S.A. Statements of comprehensive income for the three-month period ended March 31, 2024 and 2023. (In thousands of Brazilian reais - R$)

	Parent and consolidated
	2024	2023
NET INCOME FOR THE PERIOD	7,984	56,793
Other comprehensive income	-	-
TOTAL COMPREHENSIVE INCOME FOR THE YEAR	7,984	56,793

The accompanying notes are an integral part of the interim financial statements.

Vitru Brasil Empreendimentos, Participações e Comércio S.A. Statements of changes in equity for the three-month period ended March 31, 2024 and 2023. (In thousands of Brazilian reais - R$)

		Capital reserves	Earnings reserves
		Share-based	Legal	Bylaws	Profit for the
	Capital	compensation	reserve	reserves	period	Total
DECEMBER 31, 2022	2,031,408	51,924	4,720	89,670	-	2,177,722

Profit for the year	-	-	-	-	56,793	56,793
Employee share program	-	(914)	-	-	-	(914)
MARCH 31, 2023	2,031,408	51,010	4,720	89,670	56,793	2,233,601

DECEMBER 31, 2023	2,031,408	43,605	10,854	164,366	-	2,250,233

Profit for the period	-	-	-	-	7,984	7,984
Employee share program	-	4,174	-	-	-	4,174
MARCH 31, 2024	2,031,408	47,779	10,854	164,366	7,984	2,262,391

The accompanying notes are an integral part of the interim financial statements.

Vitru Brasil Empreendimentos, Participações e Comércio S.A. Statements of cash flows for the three-month period ended March 31, 2024 and 2023. (In thousands of Brazilian reais - R$)

		Parent		Consolidated
	Note	2024	2023	2024	2023
Cash flows from operating activities
Profit (loss) before taxes		(2,640)	25,311	6,045	27,150
Adjustments to reconcile income before taxes to cash provided on operating activities
Depreciation and amortization	12 / 13 / 14	31,537	28,314	53,489	52,306
Net impairment losses on financial assets	7	3,930	2,872	58,029	47,677
Provision for revenue cancellation	7	-	-	4,268	252
Provision for contingencies		-	-	1,271	2,436
Accrued interests, net of income from short-term investments		96,844	70,913	94,700	78,916
Share-based compensation	20	128	(2,742)	3,668	74
Loss on sale or disposal of non-current assets		-	-	(155)	44
Share of profit (loss) of subsidiaries		(130,104)	(131,178)	-	—
Modification/write-off of lease contracts		-	-	-	(628)
Changes in operating assets and liabilities:
Trade receivables		(4,838)	(2,716)	(45,509)	(59,813)
Prepaid expenses		(151)	(528)	(7,872)	(929)
Other assets		22	1,206	(1,763)	(4,505)
Trade payables		(1,162)	(4,528)	7,626	(27,348)
Labor and social obligations		(9,860)	575	3,305	11,913
Other taxes payable		603	(167)	(2,863)	(2,603)
Prepayments from customers		99	2,182	3,025	9,324
Other payables		(2,368)	44	(242)	(1,521)
Cash (used in) provided by operating activities		(15,960)	(10,442)	178,022	132,745
Income tax and social contribution paid		-	-	(5,599)	(3,129)
Interest paid	12 / 15	-	-	(8,584)	(8,351)
Contingencies paid	17	-	-	(4,694)	(1,526)
Net cash (used in) provided by operating activities		(15,960)	(10,442)	159,145	119,739
Cash flows from investing activities
Purchase of property and equipment	13	-	-	(6,435)	(4,886)
Purchase and capitalization of intangible assets	14	(2,793)	-	(15,041)	(15,027)
Proceeds from the sale of property and equipment		-	-	879	-
Dividends received/capital increase		(1,300)	12,800	-	-
Amount received from (invested in) short-term investments, net	6	22,255	(2,224)	(134,033)	(124,130)
Net cash (used in) provided by investing activities		18,162	10,576	(154,630)	(144,043)
Cash flows from financing activities
Payments of lease liabilities	12	-	-	(5,873)	(5,168)
Payment of dividends		(2,464)	-	(2,464)	-
Net cash used in financing activities		(2,464)	-	(8,337)	(5,168)

Net increase (decrease) in cash and cash equivalents, net		(262)	134	(3,822)	(29,472)
Cash and cash equivalents at the beginning of the year		1,065	561	12,971	35,130
Cash and cash equivalents at the end of the year		803	695	9,149	5,658
		(262)	134	(3,822)	(29,472)

See Note 28 for the main transactions in investing and financing activities not affecting cash.

The accompanying notes are an integral part of the interim financial statements.

Vitru Brasil Empreendimentos, Participações e Comércio S.A. Statements of value added for the three-month period ended March 31, 2024 and 2023. (In thousands of Brazilian reais - R$)

	Parent		Consolidated
	2024	2023	2024	2023
Revenue
Service revenue	13,964	11,449	651,718	556,300
Allowance for expected credit loss, net of reversals	(3,930)	(2,872)	(58,029)	(47,677)
Revenue deductions	-	(26)	(127,002)	(97,044)
	10,034	8,551	466,687	411,579
Inputs acquired from third parties
Services provided by individuals and legal entities	(2,408)	(5,232)	(38,612)	(9,319)
Publicity and advertising	(3,655)	(1,798)	(96,958)	(71,212)
Materials	37	(3)	(5,774)	(7,453)
Other	(1,502)	(191)	(7,724)	(26,381)
	(7,528)	(7,224)	(149,068)	(114,365)

Gross value added	2,506	1,327	317,619	297,214
Depreciation and amortization	(31,537)	(31,248)	(53,489)	(52,306)
Wealth created by the entity	(29,031)	(29,921)	264,130	244,908

Wealth received in transfer
Share of profit of subsidiaries	130,104	131,178	-	-
Financial income	1,564	615	13,869	10,783
Wealth for distribution	102,637	101,872	277,999	255,691

Wealth distributed
Personnel and charges:
Payroll	6,349	3,304	118,185	105,362
	6,349	3,304	118,185	105,362
Taxes, fees and contributions:
Federal	(9,855)	(29,350)	24,226	(4,519)
Municipal	125	249	16,495	12,217
	(9,730)	(29,101)	40,721	7,698
Lenders and lessors:
Interest	98,034	70,876	110,999	83,954
Rentals	-	-	110	1,884
	98,034	70,876	111,109	85,838
Shareholders:
Retained earnings	7,984	56,793	7,984	56,793
	7,984	56,793	7,984	56,793

Wealth distributed	102,637	101,872	277,999	255,691

The accompanying notes are an integral part of the interim financial statements.

Vitru Brasil Empreendimentos, Participações e Comércio S.A. Notes to the interim financial statements for the three-month period ended March 31, 2024 and 2023. (In thousands of Brazilian reais - R$)

1.Corporate information

Vitru Brasil Empreendimentos, Participações e Comércio S.A. (“Vitru” or “Company”) is a privately-held Brazilian company, organized and operating in accordance with the laws of Brazil, established on June 27, 2014. The Company’s head office is located at Rod. José Carlos Daux, 5500 Torre Jurerê A - Sala 212, Florianópolis, state of Santa Catarina, Brazil.

The Company is principally engaged is making investments in companies providing educational services and the provision of distance continuing education services through the operating structure of its subsidiaries.

Vitru Limited, headquartered in the Cayman Islands, was incorporated on September 2, 2020 for the initial issuance of shares on NASDAQ, became the sole parent company of Vitru Brasil and its subsidiaries (collectively, the “Group”), which are primarily engaged in the provision of educational services in Brazil, in particular undergraduate and continuing education courses, in person at their eight campuses located in three different states, or distance learning, through 2,499 learning centers (“hubs”) throughout Brazil.

These individual and consolidated interim financial statements were authorized for issue by the Executive Board on May 7, 2024, and approved by the governance bodies on May 9, 2024.

Management reviewed the Company’s position and concluded that the Company has the capacity to continue as a going concern. Accordingly, this interim financial information has been prepared on a going concern basis.

Significant events during the period

Seasonality

Distance learning undergraduate courses are structured in independent monthly modules. This allows students to enroll in distance learning courses at any time during a six-month period. Despite this flexibility, there is generally a higher number of enrollments in distance learning courses in the first and third quarters of each year. These periods coincide with the start of academic semesters in Brazil. In addition, there is a higher number of enrollments at the beginning of the first six-month period of each year than at the beginning of the second six-month period of each year. In order to attract and encourage potential new students to enroll in undergraduate courses at the end of the six-month period, the Group usually offers discounts, generally equivalent to the number of months elapsed in the six-month period. As a result, because revenue from six-month contracts is recognized throughout the six-month period, revenue is generally higher in the second and fourth quarters of each year, as additional students enroll at the end of the six-month period. Revenue is also higher at the end of the six-month period due to lower drop-out rates in the period.

Vitru Brasil Empreendimentos, Participações e Comércio S.A. Notes to the interim financial statements for the three-month period ended March 31, 2024 and 2023. (In thousands of Brazilian reais - R$)

2.Basis of preparation of the individual and consolidated interim financial information

The Company’s individual and consolidated interim financial information has been prepared in conformity with technical pronouncement CPC 21 (R1) (Interim Financial Reporting) and international standard IAS 34 and is being presented pursuant to the standards issued by the Brazilian Securities and Exchange Commission.

The accounting practices, policies, key accounting judgments and sources of estimation uncertainties adopted in the preparation of the individual and consolidated interim financial information are consistent with those adopted and disclosed in the notes to the financial statements for the year ended December 31, 2023.

The accounting policies adopted are consistent with the accounting policies adopted in the previous year and corresponding reporting period. The Group decided not to early adopt any other standard, interpretation or amendment that has been issued but is not yet effective.

The interim financial information is presented in thousands of Brazilian reais (“R$”), which is the Company’s functional and presentation currency.

The presentation of the individual and consolidated Statement of Value Added is required by the Brazilian Corporate Law and accounting practices adopted in Brazil applicable to publicly-held companies. The International Financial Reporting Standards (IFRS) do not require the presentation of this statement. As a result, for IFRS purposes, this statement is presented as supplemental information, without prejudice to the set of individual and consolidated interim financial statements.

All amounts disclosed in the interim financial statements and notes thereto have been rounded to the nearest thousand, unless otherwise indicated.

2.1.Critical accounting judgments and key estimates and assumptions

The preparation of the Group’s individual and consolidated interim financial information requires Management to make judgments and estimates and adopt assumptions that affect the reported amounts of revenues, expenses, assets and liabilities at the end of the reporting period. Actual results may differ from those estimates.

In preparing the interim financial information, significant judgments and estimates made by the Group’s Management in managing the application of accounting policies and the key sources of estimation uncertainties were the same as those defined in the individual and consolidated interim financial statements for the year ended December 31, 2023.

Vitru Brasil Empreendimentos, Participações e Comércio S.A. Notes to the interim financial statements for the three-month period ended March 31, 2024 and 2023. (In thousands of Brazilian reais - R$)

3.Notes not presented in the interim financial information

The interim financial information is presented in conformity with CPC 21 (R1) and IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board (IASB) and the provisions set forth in CVM Circular Letter SNC/SEP 003/2011, of April 28, 2011. The preparation of this interim financial information requires the Company´s Management to make judgments on the relevance and the changes that should be disclosed in explanatory notes. Accordingly, this interim financial information includes selected explanatory notes and do not comprise all the explanatory notes presented in the financial statements for the year ended December 31, 2023. As permitted by CVM Circular Letter 03/2011, the following explanatory notes are presented and their references to the December 31, 2023 financial statements are no longer presented:

- Significant accounting policies and practices (note 2.5); and

- Critical accounting judgments and key sources of estimation uncertainty (note 3).

4.Financial assets and financial liabilities

4.1.Financial assets

	Parent		Consolidated
	03/31/2024	12/31/2023	03/31/2024	12/31/2023
At amortized cost
Cash and cash equivalents	803	1,065	9,149	12,971
Short-term investments	18,330	39,818	362,236	220,301
Trade receivables	35,661	34,515	292,613	304,687
Total	54,794	75,398	663,998	537,959
Current	54,790	75,392	589,098	468,832
Non-current	4	6	74,900	69,127

4.2.Financial liabilities

	Parent		Consolidated
	03/31/2024	12/31/2023	03/31/2024	12/31/2023
At amortized cost
Trade payables	5,259	6,421	117,321	111,726
Lease liabilities	-	-	329,138	327,834
Loans and financing	2,279,668	2,181,819	2,279,668	2,181,819
Total	2,284,927	2,188,240	2,726,127	2,621,379
Current	182,228	157,541	346,194	314,467
Non-current	2,102,669	2,030,699	2,379,933	2,306,912

4.3.Fair value

The Group assessed that the fair values of cash and cash equivalents, short-term investments, current trade receivables, trade payables, approximate their carrying amounts largely due to the short-term maturities of these instruments. Non-current trade receivables have their carrying amount discounted by their respective effective interest, which represents values compatible with current market conditions, rate in order to be presented as close as possible to its fair value.

Vitru Brasil Empreendimentos, Participações e Comércio S.A. Notes to the interim financial statements for the three-month period ended March 31, 2024 and 2023. (In thousands of Brazilian reais - R$)

The fair value of the debentures as of March 31, 2024 is R$2,352,662.

4.4.Financial instruments: risk management objectives and policies

The Group’s principal financial liabilities comprise loans and financing, trade payables and lease liabilities. The main purpose of these financial liabilities is to finance the Group’s operations. The Group’s principal financial assets include trade receivables, short-term investments, and cash and cash equivalents that derive directly from its operations.

The Group is exposed to market risk, credit risk, and liquidity risk. The Group monitors market, credit and operational risks in line with the objectives in capital management and counts with the support, monitoring and oversight of the Board of Directors to make decisions related to capital management and its alignment with the objectives and risks. The Group’s policy is that no trading of derivatives for speculative purposes may be undertaken. The Board of Directors reviews and agrees policies for managing each of these risks, which are summarized below.

4.4.1.Market risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. The Group’s exposure to market risk is related to the interest rate risk.

The sensitivity analysis in the following sections relates to the position as of March 31, 2024.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Group’s exposure to the risk of changes in market interest rates relates primarily to short-term investments and loans and financing, subject in each case to variable interest rates, principally the Brazilian interbank deposit (Certificado de Depósito Interbancário), or CDI rate, and the Broad National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), or IPCA inflation rate.

Vitru Brasil Empreendimentos, Participações e Comércio S.A. Notes to the interim financial statements for the three-month period ended March 31, 2024 and 2023. (In thousands of Brazilian reais - R$)

Sensitivity analysis

The following table demonstrates the sensitivity to a reasonably possible change in interest rates on short-term investments and loans and financing. With all variables held constant, the Group’s income before income taxes is affected through the impact on floating interest rate, as follows:

					Increase/decrease in interest rate
	Balance as of 03/31/2024	Index - % per year	Probable scenario	Risk	Possible scenario – 25%	Remote scenario - 75%
Short-term investments	362,236	CDI - 12.35%	44,736	Decrease	33,552	11,184
Trade receivables	12,047	IPCA - 3.93%	473	Decrease	355	118
Lease liabilities	329,138	IGP-M - 4.26%	14,021	Increase	17,527	24,537
Loans and financing	2,279,668	CDI - 12.35%	281,539	Increase	351,924	492,693

Probable scenario reflects the closing rates of the fixed interest yield and inflation indexes for the past twelve months. The possible scenario projects a variation of 25 percent in these rates and, the remote scenario, a variation of 75 percent, both rise and fall, being considered the largest losses resulting by risk factor.

4.4.2.Credit risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. Credit risk arises from the Group’s exposure to third parties, including cash and cash equivalents and short-term investments, as well as from its operating activities, primarily related to trade receivables.

Customer credit risk is managed by the Group based on the established policy, procedures and controls relating to customer credit risk management. Outstanding trade receivables are regularly monitored. See Note 7 for additional information on the Group’s trade receivables.

Credit risk from balances with banks and financial institutions is managed by the Group’s treasury department in accordance with the Group’s policy. . Investments of surplus funds are made only with approved counterparties and within limits assigned to each counterparty.

The Group’s maximum exposure to credit risk for components of the statemen of financial position as of March 31, 2024 and December 31, 2023 is the carrying amounts of its financial assets.

4.4.3.Liquidity risk

The Group’s Management has responsibility for monitoring liquidity risk. In order to achieve the Group’s objective, Management regularly reviews the risk and maintains appropriate reserves, including bank credit facilities with first tier financial institutions. Management also continuously monitors projected and actual cash flows and the combination of the maturity profiles of the financial assets and liabilities.

Vitru Brasil Empreendimentos, Participações e Comércio S.A. Notes to the interim financial statements for the three-month period ended March 31, 2024 and 2023. (In thousands of Brazilian reais - R$)

The main requirements for financial resources used by the Group arise from the need to make payments for suppliers, operating expenses, and loans and financings (debentures)

Parent	Less than 1	Between 1 and 3	Between 3 and 5	Above 5
As of March 31, 2024	year	years	years	years	Total
Trade payables	5,259	-	-	-	5,259
Loans and financing	368,368	1,703,637	881,093	-	2,953,098
Total	373,627	1,703,637	881,093	-	2,958,357

Consolidated	Less than 1	Between 1 and 3	Between 3 and 5	Above 5
As of March 31, 2024	year	years	years	years	Total
Trade payables	117,321	-	-	-	117,321
Lease liabilities	54,701	105,808	92,265	378,128	630,902
Loans and financing	368,368	1,703,637	881,093	-	2,953,098
Total	540,390	1,809,445	973,358	378,128	3,701,321

5.Capital management

The Group’s objectives when managing capital are to safeguard its ability to continue as a going concern to provide returns for stockholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital, maximizing the return to stockholders.

The Group manages and makes adjustments to its capital structure based on changes in economic conditions. To maintain or adjust its capital structure, the Group may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares.

As of December 31, 2023, the Group’s capital structure was affected by its growth strategy, either organically or through acquisitions, in particular the business combination with Unicesumar. The investment decisions take into consideration the expected return potential. No changes were made to capital management objectives, policies or processes during the three-month period ended March 31, 2024.

The Company’s net working capital as of March 31, 2024 is negative but capital is managed taking into account the consolidated position at the level of Vitru Limited, the Company’s parent company, while observing any limitations and financial covenants in the Group at the level of the Company, but not the Company individually.

The Group has the following covenants for the debentures issued:

Net Financial Debt / Adjusted EBITDA less than or equal to:

(a)	4.0x (four times), to be verified based on the Issuer’s consolidated and audited financial statements, with the calculation being based on the fiscal year ended December 31, 2023;
(b)	3.5x (three and a half times), to be verified based on the Issuer’s consolidated and revised quarterly financial information, with the calculation being based on the quarter ended June 30, 2024;

Vitru Brasil Empreendimentos, Participações e Comércio S.A. Notes to the interim financial statements for the three-month period ended March 31, 2024 and 2023. (In thousands of Brazilian reais - R$)

Adjusted EBITDA / Net Financial Result greater than or equal to:

(a)	1.5x (one and a half times), to be verified based on the consolidated and revised or audited financial information of the Issuer, as applicable, with the calculation being based on (a) the fiscal year ending on December 31, 2023, and (b) in the quarter ended June 30, 2024; and
(b)	2.0x (twice), to be verified based on the Issuer’s consolidated and audited financial statements, with the calculation being based on the fiscal year ending on December 31, 2024 and in subsequent years until the maturity of the Debentures.

The breach by the Issuer of any of the above financial ratios (“Financial Ratios”) to be calculated as outlined below, based on the Issuer’s consolidated annual financial statements and/or consolidated quarterly financial information, verified by the Trustee by the first of the Maturity Date and/or full payment of the amounts due under the Debentures, to be calculated based on the Issuer’s consolidated financial information, duly audited or reviewed in accordance with the applicable accounting standards, by the independent auditor engaged by the Issuer.

In the period ended March 31, 2024, the Group is compliant with all the covenants and posted the following ratios:

Net Financial Debt / Adjusted EBITDA: 2.93

Adjusted EBITDA / Net Financial Results net: 1.80

6.Cash and cash equivalents and short-term investments

	Parent		Consolidated
	03/31/2024	12/31/2023	03/31/2024	12/31/2023
Cash and cash equivalents	803	1,065	9,149	12,971
Short-term investments (i)	18,330	39,818	362,236	220,301

(i) Short-term investments correspond to highly-liquid investments with maturities of up to three months in funds consisting mainly of repurchase agreements, federal government bonds and bank certificates of deposit and, to a lesser extent, private credit securities, readily convertible into cash, with prime financial institutions. As of March 31, 2024, the average interest on these investments was 13.38% per year, corresponding to 108.34% of CDI.

Vitru Brasil Empreendimentos, Participações e Comércio S.A. Notes to the interim financial statements for the three-month period ended March 31, 2024 and 2023. (In thousands of Brazilian reais - R$)

7.Trade receivables

	Parent		Consolidated
	03/31/2024	12/31/2023	03/31/2024	12/31/2023
Tuition fees	56,847	54,652	473,339	479,939
FIES and UNIEDU Guaranteed Credits	-	-	57,003	52,845
PEP - Special Installment Payment (i)	-	-	12,047	12,375
CREDIN - Internal Educational Credit (ii)	-	-	39,971	39,992
Provision for revenue cancellation	-	-	(16,418)	(12,150)
Allowance for expected credit losses of trade receivables	(21,186)	(20,137)	(273,329)	(268,314)
Total trade receivables	35,661	34,515	292,613	304,687

Current	35,657	34,509	217,713	235,560
Non-current	4	6	74,900	69,127

(i) In 2015, a special private installment payment program (PEP) was introduced to facilitate the entry of students who could not qualify for FIES, due to changes occurred in the program at the time. These receivables bear interests of 3.93% per year and, given the long term of the installments, they have been discounted at an interbank rate of 12.35% per year.

Unicesumar has a program similar to PEP, where the students receive a deduction from gross tuition based on services provided during the student’s undergraduate program. The deduction is based on a fixed percentage and, after graduation, the students pay back the deduction on the current value of tuitions.

The aging list of trade receivables is as follows:

	Parent		Consolidated
	03/31/2024	12/31/2023	03/31/2024	12/31/2023
Receivables falling due	39,413	37,951	209,089	194,377

Receivables past due
From 1 to 30 days	187	172	52,724	55,948
From 31 to 60 days	3,822	2,014	25,025	43,933
From 61 to 90 days	155	1,820	15,964	45,104
From 91 to 180 days	4,923	4,910	110,447	84,106
From 181 to 365 days	8,347	7,785	169,111	161,683
Provision for revenue cancellation	-	-	(16,418)	(12,150)
Allowance for expected credit losses	(21,186)	(20,137)	(273,329)	(268,314)
	35,661	34,515	292,613	304,687

Cancellations consist of deductions from revenue to adjust it to the value at which it will no longer be reversed, generally related to students that have not attended classes and do not recognize the service provided or are dissatisfied with the services being provided, generally because they have not adapted to the platform or their own choice of subject matter. A provision for cancellation is estimated using the expected value method, which considers accumulated experience and is updated at the end of each period for changes in expectations.

Vitru Brasil Empreendimentos, Participações e Comércio S.A. Notes to the interim financial statements for the three-month period ended March 31, 2024 and 2023. (In thousands of Brazilian reais - R$)

Changes in the Group’s revenue cancellation provision are as follows:

Consolidated
2024
At the beginning of the year	(12,150)
Additions	(5,228)
Reversals	960
At the end of the year	(16,418)

The Group records the allowance for expected credit losses of trade receivables on a monthly basis by analyzing the amounts invoiced in the month, the monthly volume of receivables and the respective outstanding amounts by late payment range, calculating the recovery performance. Under this methodology, the monthly billed amount and each late payment range is assigned a percentage of probability of loss that is accrued for on a recurring basis.

When the delay exceeds 365 days, a receivable is written-off. Even for written-off receivables, collection efforts continue, and their receipt is recognized directly in the statement of profit or loss, when incurred, as recovery of losses.

Changes in the Company’s allowance for expected credit losses are as follows:

	Parent	Consolidated
	2024	2024
At the beginning of the year	(20,137)	(268,314)
Write-off of uncollectible receivables	2,881	53,014
Reversal	980	8,912
Allowance expected credit losses	(4,910)	(66,941)
At the end of the year	(21,186)	(273,329)

Vitru Brasil Empreendimentos, Participações e Comércio S.A. Notes to the interim financial statements for the three-month period ended March 31, 2024 and 2023. (In thousands of Brazilian reais - R$)

8.Current and deferred income taxes

a)Reconciliation of income tax in the statement of profit or loss

Income tax differ from the theoretical amount that would have been obtained by using the nominal income tax rates applicable to the income of the Group’s entities, as follows:

	Parent		Consolidated
	2024	2023	2024	2023
Income before taxes	(2,640)	25,311	6,045	27,150
Statutory combined income tax rate	34%	34%	34%	34%
Income tax at statutory rates	898	(8,606)	(2,055)	(9,231)

Income exempt from taxation- Prouni benefit (i)	-	-	40,876	43,886
Unrecognized deferred tax asset on tax losses (ii)	(34,509)	-	(35,115)	(432)
Non-deductible expenses	-	-	(1,817)	(67)
Share of profit of subsidiaries	44,235	44,601	-	-
Recognition of present value adjustment	-	(4,551)	-	(4,551)
Other	-	38	50	38
Total income tax and social contribution	10,624	31,482	1,939	29,643
Effective tax rate	402%	(124)%	(32)%	(109)%

Current income tax expense	-	-	(14,315)	(4,070)
Deferred income tax income	10,624	31,482	16,254	33,713

(i)The University for All Program - ProUni, establishes, through Law 11,096, dated January 13, 2005, exemption from certain federal taxes for higher education institutions that provide full and partial scholarships to low-income students enrolled in traditional undergraduate and technological undergraduate programs. The Group’s higher education companies are included in this program.

ii)The Company and some of its subsidiaries have a portion of ther tax losses without expectation of realization and, consequently, this portion is not recognized as deferred asset.

Vitru Brasil Empreendimentos, Participações e Comércio S.A. Notes to the interim financial statements for the three-month period ended March 31, 2024 and 2023. (In thousands of Brazilian reais - R$)

b)Deferred income tax

	Balance sheet		Profit or loss
Parent	03/31/2024	12/31/2023	2024
Tax loss carryforwards	93,242	93,242	-
Allowance for expected credit losses	18,079	7,718	10,361
Labor provisions	4,694	15,413	(10,719)
Other provisions	935	577	358
Intangible assets on business combinations	(720,272)	(730,896)	10,624
Total	(603,322)	(613,946)	10,624

Deferred tax assets, as per the balance sheet	-	116,950
Deferred tax liabilities, as per the balance sheet	(603,322)	(730,896)

	Balance sheet		Profit or loss
Consolidated	03/31/2024	12/31/2023	2024
Tax loss carryforwards	93,242	93,242	-
Allowance for expected credit losses	104,066	90,892	13,174
Labor provisions	13,286	19,036	(5,750)
Lease agreements	6,554	3,937	2,617
Provision for revenue cancellation	2,519	4,131	(1,612)
Provision for contingencies	4,664	4,521	143
Other provisions	8,258	11,200	(2,942)
Intangible assets on business combinations	(720,272)	(730,896)	10,624
Total	(487,683)	(503,937)	16,254

Deferred tax assets, as per the balance sheet	115,639	226,959
Deferred tax liabilities, as per the balance sheet	(603,322)	(730,896)

c)Realization prospects of deferred income tax and social contribution

	Parent		Consolidated
	Deferred tax	Deferred tax	Deferred tax	Deferred tax
	assets	liabilities	assets	liabilities
2024	-	(42,450)	133,448	(42,450)
2025	-	(41,182)	654	(41,182)
2026	-	(39,386)	654	(39,386)
2027	-	(39,386)	654	(39,386)
2028 to 2033	116,950	(557,868)	97,180	(557,869)
Total	116,950	(720,272)	232,590	(720,273)

9.Prepaid expenses

	Parent		Consolidated
	03/31/2024	12/31/2023	03/31/2024	12/31/2023
Prepayments to suppliers	542	531	12,067	4,394
Prepayments to hub partners	818	682	10,063	10,734
Software licensing	4	14	2,097	2,292
Prepayments to employees	84	53	812	1,986
Insurance	11	28	187	304
Other	-	-	2,356	-
Prepaid expenses	1,459	1,308	27,582	19,710

Vitru Brasil Empreendimentos, Participações e Comércio S.A. Notes to the interim financial statements for the three-month period ended March 31, 2024 and 2023. (In thousands of Brazilian reais - R$)

10.Receivables from hub partners

Other financial assets consist of amounts of cash transferred to hub partners centers as follows:

Consolidated	03/31/2024	12/31/2023
Receivables from hub partners	95,464	96,628
Total trade receivables	95,464	96,628

Current	16,081	39,351
Non-current	79,383	57,277

11.Investments in subsidiaries

Breakdown of the Parent’s investments:

	03/31/2024	12/31/2023
Share of profit of subsidiaries	888,513	753,063
Goodwill and other intangible assets on business combination	4,226,769	4,258,016
Total investments	5,115,282	5,011,079

Changes in the Parent’s investments:

Changes in the share of profit of subsidiaries:

Sbsidiaries	UNIASSELVI	UNICESUMAR	FAMEG	FAIR	FAC	REDE ENEM	TOTAL
Equity amount as of March 31, 2024	436,567	443,088	3,161	2,812	2,845	40
Net income (loss) in the quarter ended March 31, 2024	221	131,662	(617)	(262)	(580)	(320)
Equity interest - %	100%	100%	100%	100%	100%	100%
As of December 31, 2023	432,300	311,426	2,778	3,074	3,425	60	753,063
Stock option plan	4,046	-	-	-		-	4,046
Capital increase	-	-	1,000	-	-	300	1,300
Share of profit of subsidiaries	221	131,662	(617)	(262)	(580)	(320)	130,104
As of March 31, 2024	436,567	443,088	3,161	2,812	2,845	40	888,513

Goodwill and other intangible assets on business combination:

2024
As of January 1	4,258,016
Amortization	(31,247)
As of March 31	4,226,769

Vitru Brasil Empreendimentos, Participações e Comércio S.A. Notes to the interim financial statements for the three-month period ended March 31, 2024 and 2023. (In thousands of Brazilian reais - R$)

12.Leases

Set out below, are the carrying amounts of the Company’s right-of-use assets related to buildings used as offices and hubs and lease liabilities and the movements during the period:

	Right-of-use asset	Lease liabilities
Consolidated	2024	2024
As of January 1	349,683	327,834
Remeasurement by index (i)	7,177	7,177
Depreciation expense	(9,347)	-
Accrued interest	-	8,584
Payment of principal	-	(5,873)
Payment of interest	-	(8,584)
As of March 31	347,513	329,138

Current	-	51,904
Non-current	347,513	277,234

(i) Lease liabilities and right-of-use assets were incremented with respect to variable lease payments that depend on an index or a rate, because of annual rental prices contractually adjusted by market inflation rate General Market Price Index (Índice Geral de Preços do Mercado), or IGP-M.

In the three-month period ended March 31, 2024, the Group recognized rent expense from short-term leases and leases of low-value items of R$110 (2023 - R$1,713), mainly represented by leases of telephone and IT equipment.

Vitru Brasil Empreendimentos, Participações e Comércio S.A. Notes to the interim financial statements for the three-month period ended March 31, 2024 and 2023. (In thousands of Brazilian reais - R$)

13.Property and equipment

		Furniture,
		equipment					Construction
	IT	and	Library			Leasehold	in progress
Consolidated	equipment	facilities	books	Vehicles	Land	improvements	(i)	TOTAL
As of December 31, 2023
Net book value	36,764	87,445	3,398	644	4,566	63,207	9,828	205,852
Cost	77,215	150,692	38,363	4,376	4,566	94,681	9,828	379,721
Accumulated depreciation	(40,451)	(63,247)	(34,965)	(3,732)	-	(31,474)	-	(173,869)
Purchases	220	5,218	29	-	-	73	895	6,435
Write-offs	(1,065)	(969)	-	-	-	(721)	-	(2,755)
Depreciation	(1,755)	(2,616)	(291)	(82)	-	(831)	-	(5,575)
As of March 31, 2024
Net book value	34,164	89,078	3,136	562	4,566	61,728	10,723	203,957
Cost	76,266	154,941	38,392	4,376	4,566	94,033	10,723	383,297
Accumulated depreciation	(42,102)	(65,863)	(35,256)	(3,814)	-	(32,305)	-	(179,340)

There has been no evidence that the carrying amounts of property and equipment exceed their recoverable amounts.

(i) Refer to construction in progress to improve the facilities used by the Group, related to accessibility to and upgrading of the facilities.

Vitru Brasil Empreendimentos, Participações e Comércio S.A. Notes to the interim financial statements for the three-month period ended March 31, 2024 and 2023. (In thousands of Brazilian reais - R$)

14.Intangible assets

				Operation	Licenses to
				licenses for	operate	Non-			Goodwill
		Internal project	Trademarks	distance	medical	compete	Customer	Teaching/learning	for future
Consolidated	Software	development	(i)	learning	courses	agreements	portfolio	material – TLM	earnings	TOTAL
As of December 31, 2023
Net book value	80,970	75,695	375,978	1,458,209	55,454	214,317	206,641	12,307	1,862,589	4,342,160
Cost	178,303	124,449	437,390	1,458,209	55,454	283,242	395,220	33,928	1,930,042	4,896,237
Accumulated amortization and impairment	(97,333)	(48,754)	(61,412)	-	-	(68,925)	(188,579)	(21,621)	(67,453)	(554,077)
Purchase and capitalization	3,976	11,065	-	-	-	-	-	-	-	15,041
Amortization	(5,154)	(4,073)	(4,472)	-	-	(9,016)	(13,637)	(2,215)	-	(38,567)
As of March 31, 2024
Net book value	79,792	82,687	371,506	1,458,209	55,454	205,301	193,004	10,092	1,862,589	4,318,634
Cost	182,280	135,514	437,390	1,458,209	55,454	283,242	395,220	33,928	1,930,042	4,911,279
Accumulated amortization and impairment	(102,488)	(52,827)	(65,884)	-	-	(77,941)	(202,216)	(23,836)	(67,453)	(592,645)

(i) The Group holds the rights to several trademarks, such as Assevim, FAC, FAIR, FAMESUL, etc.; however, the Uniasselvi and Unicesumar trademarks are the only ones recognized as intangible assets, as a result of the business combination.

Impairment tests of intangible assets with indefinite useful lives

Goodwill, operation licenses for distance learning and licenses to operate medical courses are annually tested for impairment. The last test was conducted in December 2023.

There were no indications that a new impairment test would be necessary during the three months ended March 31, 2024:

Vitru Brasil Empreendimentos, Participações e Comércio S.A. Notes to the interim financial statements for the three-month period ended March 31, 2024 and 2023. (In thousands of Brazilian reais - R$)

15.Loans and financing

a)Breakdown

Type	Interest rate	Maturity	03/31/2024	12/31/2023
Debentures	CDI + 2.45% to	May 22 to Nov 28	2,279,668	2,181,819
	CDI + 3.2% p.a.
Loans and financing			2,279,668	2,181,819

Current			176,969	151,120
Non-current			2,102,699	2,030,699

b)Variation

2024
Balance as of January 1	2,181,819
Accrued interest	97,849
Balance as of March 31	2,279,668

c)Maturity

Maturity	Debentures
2024	176,969
2025	566,868
2026	741,626
2027	557,645
2028	236,560
Balance as of March 31, 2024	2,279,668

16.Labor and social obligations

	Parent		Consolidated
	03/31/2024	12/31/2023	03/31/2024	12/31/2023
Accrual for bonus	11,703	26,488	14,838	41,031
Social charges payable(i)	4,667	659	23,269	22,085
Salaries payable	1,269	449	28,462	15,455
Accrued vacation	714	617	26,330	11,084
Other	2	2	832	771
TOTAL	18,355	28,215	93,731	90,426

(i) Comprised of contributions to Social Security (“INSS”) and to Government Severance Indemnity Fund for Employees (“FGTS”) as well as withholding income tax (“IRRF”) over salaries.

Vitru Brasil Empreendimentos, Participações e Comércio S.A. Notes to the interim financial statements for the three-month period ended March 31, 2024 and 2023. (In thousands of Brazilian reais - R$)

17.Contingencies

a)Provision for contingencies

The provisions related to labor and civil proceedings whose likelihood of loss is assessed as probable are as follows:

Consolidated	Civil	Labor	Total
As of December 31, 2023	7,849	34,029	41,878
Additions	1,379	433	1,812
Accrued interest	220	955	1,175
Payments (write-offs)	(3,699)	(995)	(4,694)
Reversals	(178)	(17)	(195)
As of March 31, 2024	5,571	34,405	39,976

b)Indemnification assets

Pursuant to the terms and conditions of the subsidiaries’ acquisition agreement, the periods of responsibility for each party in relation to such claims, value limits, notification criteria and reciprocal indemnity were defined. The reimbursements expected for the provisions for contingencies related to labor and civil lawsuits whose likelihood of loss is assessed as probable are as follows:

Assets	Civil	Labor	Total
As of December 31, 2023	5,007	23,419	28,426
Additions	213	150	363
Accrued interest	263	535	798
Payments (write-offs)	(3,173)	(310)	(3,483)
Reversals	-	(17)	(17)
As of March 31, 2024	2,310	23,777	26,087

c)Possible losses, not provided for in the balance sheet

No provision has been recorded for proceedings classified as possible losses, based on the opinion of the Company’s legal counsel. The breakdown of existing contingencies as of March 31, 2024 and December 31, 2023 is as follows:

Consolidated	03/31/2024	12/31/2023
Civil	25,359	14,939
Labor	38,662	37,051
Tax	68,629	67,799
Total	132,650	119,789

Civil proceedings classified as probable or possible loss

As of March 31, 2024, the Company’s subsidiaries were subject to several civil claims. Most of the lawsuits are related to consumer claims, including discussions regarding undue collection of tuition fees and rates, delay in the issuance of certificates and diplomas, undue collection of tuition fees for students that have been granted scholarships and public financing and denial of enrollment in courses, among others.

Vitru Brasil Empreendimentos, Participações e Comércio S.A. Notes to the interim financial statements for the three-month period ended March 31, 2024 and 2023. (In thousands of Brazilian reais - R$)

Labor proceedings classified as probable or possible loss

As of March 31, 2024, the Company’s subsidiaries were subject to several labor claims. Most of these claims are related to overtime, salary equalization, vacation payments and/or non-enjoyment of vacation periods, severance payments and termination fees, and indemnities based on Brazilian labor laws.

Tax proceedings classified as possible loss

As of March 31, 2024, the Company’s subsidiaries were subject to several tax lawsuits. The Company has an outstanding tax administrative proceeding related to Tax Infraction Notice No. 000204.00/2017, issued by the Porto Alegre City Hall Municipal Finance Department, in the total amount of R$28,024, corresponding to alleged Service Tax (ISS) debt, plus a 150% fine and late payment interest, for the period from January 2012 to June 2017.

The interpretation of the Porto Alegre City Hall Tax Authorities is that the educational services provided at a distance by the Company, from its headquarters in Indaial/SC, would be subject to ISS taxation in the City of Porto Alegre, where it maintains a digital education center. This interpretation is contested at an administrative level by the Company’s external law firm.

Liability for any payment of such debt shall be in accordance with the liability periods defined in accordance with the terms and conditions of the purchase and sale agreement described in note 18, and Sellers shall be liable for any debts relating to the period prior to the closing date of the acquisition (February 29, 2016).

18.Equity

a)Authorized capital

The Company is authorized to increase its capital up to the limit of 600 million shares, subject to approval of the Board of Directors, which will decide on the payment terms, the issued share characteristics, and the issue price.

b)Subscribed and paid-in share capital

As of March 31, 2024, subscribed and paid-share in capital was R$2,031,408 (2023 - R$2,031,408) represented by 1,959,752 thousand registered common shares without par value (2023 - 1,959,752 thousand).

c)Profit distribution

The Company’s bylaws require the distribution of dividends equivalent to 1% of profit for the year. No dividends were distributed in the three-month period ended March 31, 2024.

Vitru Brasil Empreendimentos, Participações e Comércio S.A. Notes to the interim financial statements for the three-month period ended March 31, 2024 and 2023. (In thousands of Brazilian reais - R$)

d)Earnings reserve

The legal reserve is recognized annually with the allocation of 5% of profit for the year, limited to 20% of capital. The purpose of the legal reserve is to protect capital and can only be utilized to offset losses or increase capital. There were no changes to the legal reserve during the three-month period ended March 31, 2024.

e)Capital reserves

Share-based compensation

The capital reserve is represented by reserve for share-based compensation programs classified as equity-settled, as detailed in Note 20.

The share-based payment reserve is used to recognize:

●	the grant date fair value of the options issued to employees but not exercised.
●	the fair value of the shares issued to employees on grant date upon exercise of the options.

19.Basic and diluted earnings (loss) per share

Basic earnings (loss) per share are calculated by dividing the net income attributable to the holders of the Company’s common shares by the weighted average number of common shares held by shareholders during the year.

As of March 31, 2024, the Company has no outstanding or unexercised stock options to purchase common shares that are included in the calculation of basic and diluted earnings per share.

The following table contains the earnings (loss) per share of the Company for the three-month periods ended March 31, 2024 and 2023 (in thousands except per share amounts):

	Quarter ended March 31
Basic and diluted earnings per share	2024	2023
Net income (loss) profit attributable to shareholders of the Company	7,984	56,793
Weighted average number of common shares (in thousands)	1,959,752	1,749,388
Basic earnings (loss) per share (R$)	0.00	0.03

20.Share-based compensation

The Group offers its managers and executives a Stock Option Plan with general conditions for the granting of share options issued by the Company to the participants appointed by the Board of Directors who, at its discretion, fulfill the conditions for participation, thereby aligning the interests of the participants to the interests of its stockholders, so as to maximize the Company’s results and increase the economic value of its shares, thus generating benefits for the participants and other stockholders.

Vitru Brasil Empreendimentos, Participações e Comércio S.A. Notes to the interim financial statements for the three-month period ended March 31, 2024 and 2023. (In thousands of Brazilian reais - R$)

Participants in both plans have the right to turn all vested stock options into shares upon payment in cash, paying the Option Exercise Price as defined in the respective program that each participant is associated. The difference between the stipulated price in the program and the fair value of the share at the measurement date is recorded as equity.

Participants of the first plan shall have the right to require the Company to acquire all shares under their ownership to be held in treasury or for cancellation, upon payment in cash, of the Put Option Exercise Price, for a given period as from the last Vesting Date, provided that no exit event has occurred up to the end of said period.

When all conditions applicable to the buyback of shares provided for in applicable laws and/or regulations are met, the Company shall pay the Participant the price equivalent to a certain amount of multiples of the Company’s EBITDA minus the Net Debt, as set forth in each grant program, recorded as a liability.

The expense recognized for employee services received during the year is as follows:

Expense arising from share-based payment transactions	2024
Cash-settled - first plan	128
Equity-settled - second plan	3,540
Total	3,668

21.Related parties

21.1.Relationship with related entities

As a result of the business combination with Unicesumar, the Company has a lease agreement with companies related to management members. The object of the agreement is the Unicesumar Campus located in the city of Maringá (PR) and is valid for 20 years from the closing date of the business combination:

	Balance sheet		Profit or loss
Leases	03/31/2024	12/31/2023	2024	2023
SOEDMAR - Sociedade Educacional De Maringa Ltda.
Right-of-use assets	171,715	173,521
Depreciation expenses			(1,806)	(2,135)
Lease liabilities	164,603	167,968
Interest on leases			(3,365)	(4,868)
WM Administração e Participações Ltda.
Right-of-use assets	3,294	3,374
Depreciation expenses			(80)	(80)
Lease liabilities	2,884	2,954
Interest on leases			(70)	(90)

Vitru Brasil Empreendimentos, Participações e Comércio S.A. Notes to the interim financial statements for the three-month period ended March 31, 2024 and 2023. (In thousands of Brazilian reais - R$)

The Group also makes donations to Instituto Cesumar de Ciência, Tecnologia e Inovação – ICETI, which shares some officers with the Company.

	Balance sheet		Profit or loss
Donations	03/31/2024	12/31/2023	2024	2023
ICETI - Instituto Cesumar de Ciência, Tecnologia e Inovação
Other income (expenses), net	-	-	(880)	(710)

21.2.Management compensation

	Quarter ended March 31,
	2024	2023
Salaries, social charges and variable compensation (i)	6,951	5,696
Share-based compensation	3,668	74
Total	10,619	5,770

(i) The Variable compensation is defined and approved by the Company’s Board of Directors as agreed with the Group’s executives.

22.Revenue

	Quarter ended March 31
	Parent		Consolidated
	2024	2023	2024	2023
Gross revenue from services provided	13,964	11,449	651,718	556,300
(-) Discounts.	-	(26)	(51,307)	(38,943)
(-) ProUni scholarships	-	-	(75,695)	(58,101)
(-) Service tax	(354)	(292)	(20,395)	(15,032)
Net revenue	13,610	11,131	504,321	444,224

Timing of revenue recognition
Service transferred over time	13,610	11,131	499,724	438,473
Service transferred at a point in time (i)	-	-	4,597	5,751
Net revenue	13,610	11,131	504,321	444,224

(i) Revenue recognized at a point in time refers to revenue from student fees and certain education-related activities.

The Company’s revenue from contracts with customers are all provided in Brazil.

In the three-month period ended March 31, 2024, the amounts billed to students for the portion to be transferred to the hub partner, in respect to the joint operation, is R$130,559 (2023 - R$109,737). As of March 31, 2024, the balance payable to the hub partner is R$27,936 (December 31, 2023 - R$23,018).

Vitru Brasil Empreendimentos, Participações e Comércio S.A. Notes to the interim financial statements for the three-month period ended March 31, 2024 and 2023. (In thousands of Brazilian reais - R$)

23.Costs and expenses by nature

	Quarter ended March 31
	Parent		Consolidated
	2024	2023	2024	2023
Payroll (i)	6,889	4,246	140,450	126,981
Sales and marketing	3,655	1,798	96,958	71,211
Depreciation and amortization (ii)	31,537	31,248	53,489	52,306
Consulting and advisory services	2,408	5,232	22,615	9,292
Materials	(37)	3	5,774	7,454
Maintenance	90	12	9,678	7,269
Utilities, cleaning and security	-	-	6,319	5,044
Other expenses	1,411	165	8,091	15,938
Total	45,953	42,704	343,374	295,495

Cost of services	5,076	7,267	157,336	151,273
General and administrative expenses	24,127	19,870	60,061	54,083
Selling expenses	16,750	15,567	125,977	90,139
Total	45,953	42,704	343,374	295,495

(i) Payroll expenses include R$136,782 (2023 - R$126,907) related to salaries, bonuses, short-term benefits, related social charges and other employee related expenses, and R$3,668 (2023 - R$74) related to share-based compensation.

	Quarter ended March 31
(ii) Depreciation and amortization	Parent		Consolidated
	2024	2023	2024	2023
Cost of services	4,124	4,124	18,692	19,651
General and administrative expenses	13,776	13,487	21,072	19,018
Selling expenses	13,637	13,637	13,725	13,637
Total	31,537	31,248	53,489	52,306

24.Other income (expenses), net

	Quarter ended March 31
	Parent		Consolidated
	2024	2023	2024	2023
Write-off of property and intangible assets	-	-	(724)	-
Revenue from sale of property and equipment	-	-	879	-
Deductible donations	-	-	(880)	(724)
Fines	(1)	-	(16)	-
Contractual indemnities	-	-	-	(3)
Rental income	-	-	74	355
Other revenues	-	-	948	703
Other expenses	-	(14)	(24)	(18)
Total	(1)	(14)	257	313

Vitru Brasil Empreendimentos, Participações e Comércio S.A. Notes to the interim financial statements for the three-month period ended March 31, 2024 and 2023. (In thousands of Brazilian reais - R$)

25.Financial results

	Quarter ended March 31
	Parent		Consolidated
	2024	2023	2024	2023
Financial income
Interest on tuition fees paid in arrears	238	232	4,714	7,245
Financial investment yield	767	126	7,902	2,982
Foreign exchange gain	-	-	-	381
Other	559	117	1,253	175
Total	1,564	475	13,869	10,783

Financial expenses
Interest on accounts payable from acquisition of subsidiaries	-	(12,205)	-	(12,205)
Interest on leases	-	-	(8,584)	(8,351)
Interest on loans and financing	(97,849)	(58,708)	(97,849)	(58,708)
Foreign exchange loss	-	-	(514)	-
Other	(185)	(970)	(4,052)	(5,734)
Total	(98,034)	(71,883)	(110,999)	(84,998)

Financial results	(96,470)	(71,408)	(97,130)	(74,215)

26.Insurance coverage

As of March 31, 2024, insurance coverage is effective for Vitru Brasil only and was taken as follows based on the insurance policies:

Coverage
Property and equipment items	410,350
General and D&O liability	60,000
Cyber risks	15,000
485,350

27.Segment reporting

The Company manages its activities by dividing them in three main reportable business segments, in order to differentiate the products offered. General and administrative expenses (except amortization of intangible assets and impairment expenses), financial results (except interest on tuition fees in arrears), and taxes on income are managed on a consolidated basis by the Company and are not allocated to the operating segments.

The segment’s performance is primarily evaluated based on the net revenue and adjusted profit before interest, taxes, depreciation and amortization (Adjusted EBITDA). Adjusted EBITDA is calculated based on the operating income plus depreciation and amortization plus interest received on tuition fees in arrears and adjusted by eliminating the effects of share-based compensation plus/minus non-recurring expenses.

Vitru Brasil Empreendimentos, Participações e Comércio S.A. Notes to the interim financial statements for the three-month period ended March 31, 2024 and 2023. (In thousands of Brazilian reais - R$)

The CODM does not make strategic decisions or evaluate performance by geographic regions, or through the company’s assets. Currently, the Company operates solely in Brazil and all the assets, liabilities, and profit or loss are allocated in Brazil.

Quarter ended March 31	Distance learning	Continued education	In-person	Total
2024
Net operating revenue	352,220	29,950	122,149	504,319
Adjusted EBITDA	120,289	14,589	71,667	206,545
Adjusted EBITDA margin %	34.15%	48.71%	58.67%	40.96%

2023
Net operating revenue	320,660	20,900	102,664	444,224
Adjusted EBITDA	127,539	10,105	59,251	196,895
Adjusted EBITDA margin %	39.77%	48.35%	57.71%	44.32%

Total net revenue of the operating segments represents the Company’s net revenue. The table below shows the reconciliation of the Company’s profit before taxes to the allocated Adjusted EBITDA:

	Quarter ended March 31
	2024	2023
NET INCOME (LOSS) BEFORE TAXES	6,045	27,150
(+) Financial results	97,130	74,215
(+) Depreciation and amortization	53,489	52,306
(+) Interest on tuition fees in arrears	4,714	7,244
(+) Share-based compensation	3,668	74
(+) Other income (expenses), net	(257)	(313)
(+) Restructuring expenses	2,754	1,754
(+) M&A and expenses on offers	3,267	5,974
(+) Other unallocated expenses	35,737	28,491
Adjusted EBITDA allocated to the operating segments	206,547	196,895

Quarter ended March 31	Distance learning	Continued education	In-person	Not allocated	Total
2024
Net losses for impairment of financial assets	52,859	5,805	(635)	-	58,029
Depreciation and amortization	14,875	730	16,809	21,075	53,489
Interest on tuition fees in arrears	4,037	306	371	-	4,714

2023
Net losses for impairment of financial assets	45,048	3,229	(600)	-	47,677
Depreciation and amortization	27,140	1,252	18,383	5,531	52,306
Interest on tuition fees in arrears	6,578	212	454	-	7,244

Vitru Brasil Empreendimentos, Participações e Comércio S.A. Notes to the interim financial statements for the three-month period ended March 31, 2024 and 2023. (In thousands of Brazilian reais - R$)

28.Other disclosures on cash flows

Non-cash transactions

In the three-month period ended March 31, 2024:

The amount of R$3,132 (2023 - R$2,230) referring to the provision for contingencies for which the sellers of subsidiaries acquired in prior years are liable, was reversed to the indemnification assets line item in non-current assets.

The amount of R$2,031 (2023 - R$0) relating to the write-off of property and equipment recognized in 2023 that had not been settled.

The amount of R$7,177 (2023 - R$3,296) regarding re-measurement by index on right-of-use assets, was also added in the lease liabilities line item.

29.Subsequent events

On April 19, 2024, the Company’s parent company, Vitru Limited, approved at an extraordinary shareholders’ meeting the terms of its merger into the Company, which will become the new holding of Vitru Group. On the same date, the merger was approved by the Company at an Extraordinary Shareholders’ Meeting, which also approved other matters of interest, including the grouping of the Company’s book-entry common shares without par value, the increase in its share capital and also the issuance of subscription warrants. Under the terms of Article 125 of the Civil Code, the completion of the merger is subject to the satisfaction of a suspensive condition, as approved at the Extraordinary Shareholders’ Meeting.

In due time, the Company will issue new notices to confirm the satisfaction of the suspensive condition, the date on which the Merger will be completed, and therefore the date on which the Company’s Shares will be traded on the Novo Mercado (New Market) segment of B3 S.A. - Brasil, Bolsa, Balcão (“B3”), under the trading name “VITRUEDUCA” and the ticker symbol “VTRU3”.

Vitru Brasil Empreendimentos, Participações e Comércio S.A. Notes to the interim financial statements for the three-month period ended March 31, 2024 and 2023. (In thousands of Brazilian reais - R$)

General Merger Conditions

Subject to the terms and conditions in the merger documents approved at the Company’s EGM, as well as approved within the scope of EGM Vitru Limited, upon consummation of the Merger, the Company’s Shares will start to be held by the shareholders of Vitru Limited, which will receive, upon Merger, 4 Company’s shares for each 1 common share of Vitru Limited (“Parent’s Shares”) held by them, upon completion of the applicable forms to be made available at the beginning of the period for answer by the Parent’s current shareholders, and compliance with applicable requirements. However, if they do not provide a valid answer and/or do not adopt other necessary measures to directly receive the Company’s Shares, each holder of the Parent’s Shares will receive, for each Controlling Share held by it, 4 securities deposit receipt in the United States (American Depositary Shares, or “ADSs”) of the Company evidenced by American Depositary Receipts (“ADRs”), each ADS representing 1 Company’s Share (“Exchange Ratio”). There will no fractions of shares issued by the Company.

ADR Program

Additionally, the Company approved, at the Merger General Meeting (EGM), the creation of a temporary sponsored ADR program. The ADR Program will remain effective for 60 days counted from the implementation of the Merger. During this period, the holders of the Company’s ADSs may choose, with the depositary institution responsible for the ADR Program, to receive the equivalent to their ADSs in Company’s Shares. Upon the end of the validity period of the ADR Program, the depositary institution will discontinue the services related to the ADSs, and thereafter, as soon as possible, it will make reasonable efforts to sell the Company’s Shares underlying the ADSs and distribute any proceeds to the respective holders of the ADSs, less applicable expenses.

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